EXHIBIT 99.(I)
FOR IMMEDIATE RELEASE


            BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX"):

                SEC DECLARES REGISTRATION STATEMENT EFFECTIVE FOR
                   RIGHTS OFFERING; JUNE 2 SET AS RECORD DATE

Panama City, Republic of Panama, May 22, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today that the Registration Statement for its rights offering was declared effective by the Securities and Exchange Commission (the "SEC").

As indicated in the Registration Statement, the Bank is issuing to holders of the Bank's Class A, Class B and Class E common stock of record as of June 2, 2003 (the Record Date") 1.26 non-transferable rights for each share of common stock owned on the Record Date entitling the holders to subscribe for shares of the class to which their rights relate. The rights entitle the holders to subscribe for an aggregate of 22 million shares of the Bank's common stock, consisting of Class A, Class B and Class E shares, at the rate of one share of common stock for each right held.

The subscription price per share will be the lowest of the three averages of the last reported sales price of a Class E share on the New York Stock Exchange for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on June 18, 2003, which is two trading days prior to June 20, 2003, the expiration date of the offering.

BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. have been selected by the Bank to act as sole soliciting dealers for the rights offering.

For further information regarding the Bank and its proposed rights offering, please contact the Information Agent for this offering, MacKenzie Partners, Inc., at (800) 322-2885 or call collect at (212) 929-5500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                                    * * * * *

To obtain a written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, please contact the Information Agent or:

        Carlos Yap S.
        Senior Vice President, Finance
        BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
        Head Office
        Calle 50 y Aquilino de la Guardia
        Apartado 6-1497 El Dorado
        Panama City, Republic of Panama
        Tel No. (507) 210-8581
        Fax No. (507) 269 6333
        E-mail Internet address: cyap@blx.com
                                 ------------

        -   Or -

        William W. Galvin
        The Galvin Partnership
        76 Valley Road Cos Cob, CT 06807
        U.S.A.
        Tel No. (203) 618-9800
        Fax No. (203) 618-1010
        E-mail Internet address: wwg@galvinpartners.com
                                 ----------------------


--------------------------------------------------------------------------------